SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

PT Indosat Tbk.

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

For immediate release:

INDOSAT REBOUNDS
WITH STRONG GROWTH MOMENTUM
IN THE SECOND-HALF OF 2006

Second Half Cellular Revenue Growth of 15%

Second Half Net Profit Growth of 57%

Second Half Subscriber Growth of 21%

Jakarta, 23 March 2007.  PT Indosat Tbk (“Indosat” or “the Company”) announced its audited consolidated financial statements for the year ended December 31, 2006 with comparative figures of 2005 and 2004. Indosat has submitted the reports to Bapepam, Jakarta Stock Exchange, and Surabaya Stock Exchange. Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global is the Company’s independent auditor.

The Company recorded operating revenues and operating income for the period ended 31 December 2006 amounting to Rp12.2 trillion and Rp 3.4 trillion respectively. Net income came in at Rp. 1.4 trillion. Cellular, fixed data or MIDI (multimedia, data communication & internet), and fixed voice services contributed 75.4%, 15.5%, and 9.1% to operating revenues, respectively.  This compares to a revenue mix of 74.6%, 14.6% and 10.8% respectively for 2005.

Following the 1st half results, Indosat has regained its momentum with strong revenue, earnings and subscriber growth in the second-half of 2006.  Revenue in the second-half grew by 12% over the first-half 2006.  Net profit exceeds guidance (of a 35% increase), by growing 57% over the first half of 2006.  This strong performance was primarily driven by an increase in cellular subscriber and continued growth in our fixed data (multimedia, data communication and internet) services.

Cellular revenues grew by 6.7% year-on-year, and by 15% in the second-half of 2006, on the back of strong subscriber net-adds of over 2.2 million and stable APRU.  Despite the Q1 churn impact and prepaid registration deletions in 2006, Indosat ended the year with 16.7 million subscribers.  This represents a 15% growth on a year-on-year basis

Additionally, SMS traffic grew by over 100% over the course of the year due to our aggressive and innovative marketing programs in the 2nd half.

Indosat is the first operator to launch a high-speed 3G / HSDPA service in Indonesia, commencing services in Jakarta and Surabaya.

In the full year 2006, Indosat installed 1,519 new 2G & 3G BTS, and as a result, the company’s BTS’s as of 31 December 2006 were 7,221. Indosat now has increased its network coverage to reach 94% of all regencies and 64% of all districts in Indonesia.

The financial statements were prepared in accordance with the Indonesian Generally Accepted Accounting Principles.

Financial Results Summary with Yearly Comparison

(for period ended 31 December 2006)

In Billion Rp	2005	2006	Change
Operating Revenues	11,590	12,239	6%
Operating Expense	7,938	8,841	11%
Operating Income	3,652	3,399	-7%
Net Income	1,624	1,410	-13%
EBITDA1)	6,732	7,052	5%
EBITDA Margin	58.1%	57.6%	-0.5%

1)EBITDA means earning before interest, amortization of goodwill, non-operating income and expense, income tax expense and depreciation as computed under Indonesian GAAP.

Financial Results Summary with Half-yearly Comparison

(for period ended 30 June 2006 and 31 December 2006)

In Billion Rp	1H-2006	2H-2006	Change
Operating Revenues	5,767	6,472	12%
Net Income	549	861	57%
Subscribers (in Million)	13.9	16.7	21%
ARPU (in thousand Rp)	59.0	61.0	3%

In 2006, Indosat recorded cellular operating revenues of Rp9.2 trillion, an increase of 6.7% from Rp8.6 trillion in 2005.  Our marketing efforts since April 2006 have steadily boosted cellular revenues during 2006.  On a quarterly basis, cellular revenues increased steadily from Rp2.1 trillion in the second-quarter 2006 to Rp2.3 trillion in the third-quarter 2006 and Rp2.6 trillion in the fourth-quarter 2006.  As of 31 December 2006, the Indosat had 16.7 million cellular subscribers which consisted of 95% prepaid and 5% postpaid.

Operating revenues from fixed data services continued to grow by 12.3%, from Rp1.7 trillion in 2005 to Rp1.9 trillion in 2006 due to increase demand of leased circuits, IP-VPN and internet access services.  Fixed Data services business continues to grow healthily at Indosat.

Operating revenues from fixed voice services decreased by 11.3% from Rp1.3 trillion to Rp1.1 trillion on a year-on-year basis due to increased competition in the international call (IDD) business, offsetting increased revenues from fixed wireless services.

“Following the completion of our network swap effort at the end of the first-quarter 2006, we launched a series of innovative products and services to regain our market positioning and growth momentum.  These are now reflected in our second-half and year-end financial and operational performance”, said Kaizad B. Heerjee, Deputy President Director of Indosat.

“We are proud to have launched Indonesia’s first 3G / HSDPA network in Jakarta and Surabaya, which has proven to be very popular. Indosat intends to add additional capacity as well as extend the service to 9 additional cities”.

“The quality and robustness of our network has been particularly impressive during the year-end festive seasons and the recent floods in Jakarta. This should allay all remaining doubts about the Indosat network”.

“We aim to continue and sustain this growth momentum in 2007 with a continued focus on our innovating marketing initiatives and by significantly increasing our network quality and coverage.  To this end Indosat has committed to spend at least US$ 1 billion in CAPEX this year”, added Kaizad.

Attachment: P&L and Balance Sheets tables

About Indosat

Indosat is a leading telecommunication and information provider that provides: cellular (Mentari, Matrix and IM3), fixed data or MIDI (Multimedia, Data communications and Internet) and fixed telecommunication services which comprises of  IDD (IDD 001, IDD 008 and FlatCall 01016) and fixed wireless services (StarOne). Indosat's shares are listed on the Jakarta and Surabaya Stock Exchange (JSX: ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Public Relations Division

Telp : 62-21-3869625

Fax : 62-21-3812617

E-mail : publicrelations@indosat.com

Website: www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        PT Indosat Tbk.

Date  : March 26, 2007

By  :

_______________________________

Name :   Kaizad B. Heerjee

   Title   :   Deputy President Director